Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lordstown Motors Corp.:

We consent to the use of our report dated March 24, 2021, except for Notes 1, 2, 3, 4 and 13 as to which the date is June 8, 2021, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 24, 2021, except for Notes 1, 2, 3, 4 and 13 as to which the date is June 8, 2021, contains explanatory paragraphs that refer to a correction of misstatements and states that the Company does not have sufficient liquidity to fund commercial scale production and the launch of sale of its electric vehicles which raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

New York, New York

July 15, 2021